Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dorman Products, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-157150, 333-160979, 033-52946, 333-219547, and 333-225020) on Form S-8 of Dorman Products, Inc. of our reports dated February 26, 2020, with respect to the consolidated balance sheets of Dorman Products, Inc. and subsidiaries as of December 28, 2019 and December 29, 2018, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 28, 2019, and the related notes, and financial statement schedule II and the effectiveness of internal control over financial reporting as of December 28, 2019, which reports appear in the December 28, 2019 annual report on Form 10‑K of Dorman Products, Inc.

KPMG LLP

Philadelphia, Pennsylvania
February 26, 2020